Exhibit 99.1

Investor Contact: (617) 672-8818

EATON VANCE MUNICIPAL INCOME CLOSED-END FUNDS

ANNOUNCE TENDER OFFERS FOR OUTSTANDING AUCTION PREFERRED SHARES

BOSTON, MA October 5, 2015 —The Eaton Vance municipal income closed-end funds listed below (the “Funds”) announced today that their Boards of Trustees have authorized tender offers to purchase up to 100% of their outstanding auction preferred shares (“APS”) at a price per share equal to the below-stated percentage of the APS liquidation preference of $25,000 per share (“Tender Price”), plus any unpaid APS dividends accrued through the tender date.

Fund	SymbolTicker	Tender Price*
Eaton Vance California Municipal Bond Fund II	EIA	95.5%
Eaton Vance California Municipal Income Trust	CEV	95.5%
Eaton Vance Massachusetts Municipal Bond Fund	MAB	95.5%
Eaton Vance Massachusetts Municipal Income Trust	MMV	95.5%
Eaton Vance Michigan Municipal Bond Fund	MIW	95.5%
Eaton Vance Michigan Municipal Income Trust	EMI	95.5%
Eaton Vance Municipal Bond Fund II	EIV	95.5%
Eaton Vance Municipal Income Trust	EVN	94.5%
Eaton Vance New Jersey Municipal Bond Fund	EMJ	95.5%
Eaton Vance New Jersey Municipal Income Trust	EVJ	95.5%
Eaton Vance New York Municipal Bond Fund II	NYH	95.5%
Eaton Vance New York Municipal Income Trust	EVY	95.5%
Eaton Vance Ohio Municipal Bond Fund	EIO	95.5%
Eaton Vance Ohio Municipal Income Trust	EVO	95.5%
Eaton Vance Pennsylvania Municipal Bond Fund	EIP	95.5%
Eaton Vance Pennsylvania Municipal Income Trust	EVP	95.5%

*As a percentage of the APS liquidation preference of $25,000.

Each Fund’s tender offer will be conditional upon the successful closing of replacement financing and certain other conditions as will be set forth in the Fund’s offer to purchase and related letter of transmittal.  The complete terms and conditions of the tender offer will be set forth in the Fund’s tender offer materials, which will be filed with the Securities and Exchange Commission (“SEC”) and distributed to APS holders.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Funds. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other related documents, which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov. The Funds will also make available, without charge, the offers to purchase and the letters of transmittal.  APS holders should read these documents and related exhibits for the applicable Fund, as they contain important information about the tender offer.

The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV).  Based in Boston, Eaton Vance is one of the oldest investment management firms in the United States, with a history dating back to 1924. Eaton Vance and its affiliates managed $312.6 billion in assets as of July 31, 2015, offering individuals and institutions a broad array of investment strategies and wealth management solutions. For more information about Eaton Vance, visit www.eatonvance.com.

The common shares of closed-end funds often trade at a discount to their net asset value per share (‘NAV”).  The market price of a Fund’s common shares can be affected by changes in NAV and Fund distributions, fluctuations in supply and demand for the shares, changing perceptions about the Fund and other market factors.  Fund shares are subject to investment risk, including possible loss of principal invested.  No Fund is a complete investment program and you may lose money investing in a Fund.  An investment in a Fund may not be appropriate for all investors.  Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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